THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SOLICIT AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE OFFER OR SALE IS NOT PERMITTED.

                                                   FILED PURSUANT TO RULE 424(a)
                                                     REGISTRATION NO. 333-113836

                    SUBJECT TO COMPLETION, DATED MAY 7, 2004

PROSPECTUS

                             (GOLDEN TELECOM LOGO)
                             ---------------------
                        3,839,823 SHARES OF COMMON STOCK
                             ---------------------
     The European Bank for Reconstruction and Development (the "EBRD"), Capital International Global Emerging Markets Private Equity Fund L.P. ("Capital"), First NIS Regional Fund SICAV ("First NIS"), Cavendish Nominees Limited ("Cavendish" which together with First NIS is called "Barings"), collectively, the Selling Stockholders, are offering 3,839,823 shares of common stock of Golden Telecom, Inc. The Selling Stockholders own or control approximately 21.06% of our outstanding shares of common stock. Following the completion of the offering, the Selling Stockholders will own or control approximately 10.48% of our outstanding shares of common stock. We will not receive any of the proceeds of the offering. This offering is part of a global offering including an offering to institutional investors outside the United States.

     Our shares of common stock currently trade on the Nasdaq National Market under the symbol "GLDN". The last reported sale price of our shares of common stock on the Nasdaq National Market on May 5, 2004 was $29.62 per share.

     The offering price of the shares of common stock has been determined by negotiation between UBS Limited, the underwriter for this offering, and the Selling Stockholders taking into account the prevailing market price for our shares. See "Plan of Distribution".

                                                                        UNDERWRITING     NET PROCEEDS TO THE
                                                 PRICE TO THE PUBLIC     COMMISSION     SELLING STOCKHOLDERS
                                                 --------------------   -------------   ---------------------
Per share of common stock......................        $                   $                   $
Total..........................................        $                   $                   $

     We will be responsible for paying the registration fee, most of the offering expenses and our applicable attorney's and accountant's fees relating to the offer and sale of shares. The Selling Stockholders will be responsible for paying all selling commissions, a portion of the underwriter's expenses and their attorneys' fees.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION COMMENCING ON PAGE 11 AND UNDER "FACTORS THAT MAY ADVERSELY AFFECT FUTURE RESULTS" IN OUR 2003 ANNUAL REPORT ON FORM 10-K, WHICH IS INCORPORATED HEREIN BY REFERENCE.

     IN THIS PROSPECTUS "GOLDEN TELECOM", THE "COMPANY", "WE", "US" AND "OUR" REFER TO GOLDEN TELECOM, INC. AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              UBS INVESTMENT BANK
The date of this prospectus is May   , 2004

     YOU MAY RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF THE SHARES OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE IN FRONT OF THOSE DOCUMENTS.

                             ---------------------

     This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within
Article 49(2)(a)2(d) of the Order (all such persons together being referred to as "relevant persons"). The shares are only available to and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

     Except as described, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) in connection with, or relating to, the sale or purchase of the shares, may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply. It is the responsibility of all persons under whose control or into whose possession this document comes to inform themselves about and to ensure observance of all applicable provisions of FSMA in respect of anything done in relation to the shares in, from or otherwise involving, the United Kingdom.

                               TABLE OF CONTENTS

Incorporation by Reference..................................     1
Where You Can Find More Information.........................     1
Business Overview...........................................     3
Our Acquisition of Comincom.................................     5
The Offering................................................     7
Selected Historical Consolidated Financial Data.............     9
Risk Factors................................................    12
Forward-Looking Statement...................................    12
Dividend Policy.............................................    13
Use of Proceeds.............................................    13
Selling Stockholders........................................    14
Description of Capital Stock................................    15
Plan of Distribution........................................    15
Legal Matters...............................................    17
Experts.....................................................    17

                           INCORPORATION BY REFERENCE

     The Securities and Exchange Commission ("SEC") allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold or until we terminate this offering:

          (1) Current Report on Form 8-K/A filed on January 30, 2004, and Current Reports on Form 8-K filed on February 4, 2004 and furnished on March 15, 2004 and May 6, 2004;

          (2) Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 12, 2004;

          (3) Definitive Proxy Statement for the special meeting of shareholders held on November 28, 2003, filed on October 31, 2003;

          (4) Definitive Proxy Statement for the 2004 annual meeting of shareholders to be held on May 20, 2004, filed on April 13, 2004; and

          (5) Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed on May 7, 2004.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Golden Telecom, Inc.
     4400 MacArthur Boulevard, Suite 200
     Washington, D.C. 20007
     Attention: Julia Marx
     Telephone: (202) 332-5997

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement (together with all amendments and exhibits thereto, the "registration statement") under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not include all the information set forth in the registration statement, and you should refer to the registration statement for further information with respect to our Company.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file periodic reports, proxy and information statements, and other information with the SEC. The registration statement and all of these reports, proxy and information statements, and other information filed by us with the SEC may be inspected and copied at the Public Reference Room maintained at the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these materials may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as Golden Telecom, Inc., that file electronically with the SEC. In addition, Golden Telecom, Inc. provides public access to its annual report on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed with the SEC under the 1934 Act. These documents may be accessed free of charge on Golden Telecom, Inc.'s Internet site at the following address: www.goldentelecom.com. The information on our Internet site is not part of this prospectus. These documents are provided as soon as is practicable after filing with the SEC, although not generally on the same day. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus, upon written or oral request directed to Golden Telecom, Inc., 4400 MacArthur Boulevard, Suite 200, Washington, D.C. 20007, Attention: Julia Marx, Telephone: (202) 332-5997, at no cost to the requester.

                               BUSINESS OVERVIEW

     We are a leading facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in approximately 200 combined access points in Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk and other major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS").

     We organize our operations into the four business groups, as follows:

     - Business and Corporate Services. Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide business and corporate services including voice and data services to corporate clients across all geographical markets and all industry segments, other than telecommunications operators;

     - Carrier and Operator Services. Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide a range of carrier and operator services including voice and data services to foreign and Russian telecommunications and mobile operators;

     - Consumer Internet Services. Using our fiber optic and satellite-based networks, we provide dial-up Internet access to the consumer market and web content offered through a family of Internet portals throughout Russia, Ukraine, and Kazakhstan; and

     - Mobile Services. Using our mobile networks in Kiev and Odessa, Ukraine, we provide mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

     We intend to offer all of our integrated telecommunication services under the Golden Telecom brand although due to the acquisition of OAO Comincom ("Comincom") in December 2003, some services still carry the Combellga brand. Our dial-up Internet services are distributed under the ROL brand in Russia and Kazakhstan and under the Svit-On-Line brand in Ukraine.

     Additionally, we hold a minority interest in MCT Corp. ("MCT"), which in turn has ownership interests in 15 mobile operations located throughout Russia and in Uzbekistan, Tajikistan and Afghanistan. We treat our ownership interest in MCT as an equity method investment and are not actively involved in the day-to-day management of its operations. In August 2003, MCT concluded a binding agreement with OJSC Mobile TeleSystems ("MTS") on the sale of five of its cellular operators. MTS acquired these five cellular operators from MCT for approximately $70.0 million and assumed certain guarantees as part of the transaction.

BUSINESS STRATEGY

     Our objective is to be the leading facilities-based alternative voice, data and Internet services company in Russia and key markets in the CIS. To achieve this objective, we intend to:

     - Pursue Consolidation Opportunities

     We intend to pursue consolidation opportunities through selective acquisitions that will allow us to expand our geographical reach, add to our service offerings and improve our market share while maintaining operational control. We will target complementary opportunities that will enable us to achieve synergies and economies of scale and seek regional opportunities in major cities where we do not have our own local network infrastructure.

     - Increase Market Share by Offering Bundled Data and Voice Services Over an Integrated Network

     Corporate customers increasingly demand integrated telecommunications solutions from one-stop providers that are able to deliver a full service offering in the geographical areas in which these corporate customers operate. As a result, we plan to continue to develop and combine our businesses to create a unified service platform for local access, local exchange, domestic and international long distance, data, Internet access and services via turn-key solutions.

     - Extend Our Leading Position in High Growth Data and Internet Markets

     We plan to build on our position as a leading provider of data and Internet communication services in Russia and other countries of the CIS by increasing the number of network access points in our network to facilitate the growing demand for data and Internet communications.

     - Reduce Operating Costs and Satisfy Capacity Needs through Network Planning and Optimization

     Our network strategy includes building and owning our local exchange and customer access networks. We have entered into long-term lease agreements for long-distance and international fiber optic cable systems to provide our regional and global connectivity, supplementing these leased land-based channels with satellite circuits for redundancy and remote connectivity. We intend to selectively invest in and to incrementally expand the fiber optic capacity along our heavy traffic and high cost intercity routes to reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for data and Internet services. Wherever possible, we target customers and products to fully utilize existing fixed cost network infrastructure.

     - Focus Operating Activities and Capital Investments in Major Metropolitan Areas

     We plan to deploy our capital investments primarily in Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk and other major population centers in the CIS, where demand for our services is most heavily concentrated. We also intend to expand our operations in regional cities with sufficiently strong local economies and where we believe potential exists to grow businesses that complement our current operations.

     We consider the recent acquisition of Comincom to be an important part of this strategy. We view Comincom as a highly complementary business that will allow us to increase our market share in Moscow and other key metropolitan markets. We expect significant operating synergies in combining our businesses and significant opportunities to optimize our network and capital investment costs.

     We believe that we are well positioned to maintain and consolidate our strong presence in the Russian and CIS telecommunications markets for the following reasons:

     - our early market entry and local market experience;

     - our focus on service, quality and reliability;

     - our strong infrastructure position in Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad and Krasnoyarsk;

     - our extensive customer base;

     - our extensive range of integrated voice, data and Internet data telecommunications services;

     - our influential shareholder base; and

     - our strong balance sheet position.

RECENT DEVELOPMENTS

     In September 2002, we purchased the 50% of EDN Sovintel ("Sovintel") that we did not own from OAO Rostelecom, the Russian national long distance carrier. As a result of this purchase, we now own 100% of Sovintel. In April 2003, we merged the operations of TeleRoss, our wholly-owned subsidiary, into Sovintel.

     In August 2003, we acquired 100% of OOO Sibchallenge Telecom
("Sibchallenge"), the leading alternative wireline operator in Krasnoyarsk, Russia. Sibchallenge owns 100% of the ownership interests in ZAO Tel, an Internet service provider, also based in Krasnoyarsk.

     In December 2003, we acquired 100% of the shares of Comincom, and its wholly-owned subsidiary, OAO Combellga ("Combellga"), from Nye Telenor East Invest AS ("Telenor"). For additional information, see "Our acquisition of Comincom".

     In April 2004, we acquired from our local partner the remaining 49% of OOO Uralrelcom that we did not previously own.

     In April 2004, we acquired 100% of OAO Balticom Mobile that owns 62% of ZAO WestBaltTelcom, an alternative telecommunications operator in Kaliningrad, Russia.

     We are also negotiating to purchase an alternative telecommunications operator in Rostov-on-Don, Russia.

     Our Board of Directors has approved a plan to transfer 20% of our ownership interest in our Ukrainian subsidiary in exchange for services provided by a Ukrainian entity that will become our local partner. We initially arranged to have these services provided through our largest stockholder, Alfa Telecom Limited ("Alfa"), which has subcontracted them to the Ukrainian entity. The arrangement with Alfa is subject to the approval of the disinterested directors on our Board of Directors and internal approval at Alfa.

     Our principal executive offices are located at Representation Office, Golden TeleServices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia, 115114 and our telephone number is (011-7)501-797-9300.

     You should consider all the information contained in the captions "Risk Factors" on page 11 of this prospectus before making an investment in our common stock. In addition, you should consider the factors described under "Factors that may adversely affect future results" in our 2003 Annual Report on Form 10-K, which is incorporated herein by reference.

                          OUR ACQUISITION OF COMINCOM

     In December 2003, we acquired 100% of the shares of Comincom, and its wholly-owned subsidiary, OAO Combellga, from Telenor. As part of this transaction, we issued shares to Telenor representing 19.5% of our shares outstanding after the acquisition.

     To solidify and extend our position as a leading independent voice, data and Internet services company in Russia and the CIS, we intend to continue to grow organically in our established markets and to pursue consolidation opportunities through acquisitions that allow us to improve and expand our service offerings while maintaining operational control. Our primary criterion when reviewing consolidation opportunities is the existence of critical telecommunications infrastructure that will allow us, if the acquisition is consummated, to achieve synergies and economies of scale. We purchased Comincom because we believe the acquisition of Comincom presented an excellent opportunity to help our company further its objectives in a manner that makes sound financial and strategic sense.

     Comincom is one of the leading facilities-based providers of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, St. Petersburg, Voronezh, Samara and several other major population centers throughout the Russian Federation. In addition to Combellga, Comincom has stakes in among other companies, four regional alternative wireline operators World Trade Telecom, Zenit Telecom, Nakhodka Telecom and Sakhalin Telecom. Based on 2002 revenues, management estimates that Comincom had approximately a 12% market share of the Russian alternative telecommunications market. Comincom offers a major part of its integrated telecommunication services under the Combellga and Comincom brands. Their services primarily consist of:

     - Primary telecommunication services. Using its own infrastructure, consisting of fiber optic backbone, fixed copper and fiber as well as wireless access network, modern switching network, Internet platform ("IP"), and datacom facilities, Comincom provides a range of services including local exchange and access services, international and domestic long-distance telephone services to both end-users and other carriers through more than 20 access points over Russia, international interconnect services, and radio solutions for long distance vehicles; and

     - Value Added Services. In addition to primary telecommunication services, Comincom also offers broadband solutions, including Asymmetric Digital Subscriber Lines, WEB-hosting and co-location services, Individual and corporate e-mail solutions, IP-Virtual Private Networking ("VPN") services, and Intelligent Network services, including intelligent routing, voice VPNs, and prepayment card solutions.

     Combellga's key customers include embassies, hotels, large office buildings and large corporate clients. We believe that we will create additional synergies by offering additional services to a broader range of customers in these key target areas.

     We aim to extend our leading position in high growth data and Internet markets. Comincom owns or controls numbering capacity and network assets, including fibre optic cable and customer access networks, in key Russian municipal areas which is consistent with our network development strategy and which we believe we can use to increase our penetration in these markets. We believe that the acquisition will help us to reduce operating costs and satisfy our infrastructure needs through network planning and optimization.

     We have identified significant revenue, cost and capital expenditure synergies which we expect to occur through 2004 as a result of the acquisition of Comincom:

     - Capital expenditure synergies. Capital expenditure synergies are expected to be achieved in the areas of network operations, IT systems and infrastructure and purchasing.

     - Cost synergies. Cost synergies are expected to be achieved in the areas of network operations, product and service development, IT systems and infrastructure, purchasing and corporate overhead functions.

     - Revenue synergies. Revenue synergies are expected to be achieved mainly through the harmonization of our sales efforts and product offerings.

                                  THE OFFERING

Shares offered by the Selling
Stockholders..................   3,839,823 shares of common stock.

Shares outstanding as of May
3, 2004.......................   36,276,579 shares of common stock. This number
                                 of shares does not include shares of common stock that may be issued upon the exercise of employee stock options.

Price.........................   $      per share of common stock.

Use of proceeds...............   We will not receive any proceeds from the sale
                                 of shares of common stock.

Beneficial Ownership..........   The following table sets forth certain
                                 information, as of May 3, 2004, regarding ownership of our shares of common stock before this offering and pro-forma after this offering.

                                                                          PERCENTAGE
                                                                          BENEFICIAL
                                                                       OWNERSHIP OF OUR
                                                                         COMMON STOCK
                                                                      ------------------
                                                                      AS OF
                                                                      MAY 3,   AFTER THE
                                NAME OF BENEFICIAL OWNER               2004    OFFERING
                                ------------------------              ------   ---------
                                Alfa Telecom Limited................  29.58      29.58
                                Telenor.............................  20.32      20.32
                                Rostelecom..........................  11.09      11.09
                                EBRD................................   8.28       4.14
                                Capital.............................   5.86       2.88
                                Barings.............................   6.92       3.46
                                Free float..........................  17.95      28.53
                                                                      -----      -----
                                                                      100.0%     100.0%

No Lock-Up....................   Neither we, the Selling Stockholders nor our
                                 officers or directors are subject to any restrictions under the underwriting agreement on sales or other dispositions of any shares of common stock they hold after the offering. See
                                 "Plan of Distribution".

Shareholders' Agreement.......   We are party to a shareholders' agreement with
                                 the Selling Stockholders, other than the EBRD, and certain other of our major stockholders.
                                 The shareholders' agreement governs certain aspects of the relationship of the Selling
                                 Stockholders, other than the EBRD, with us, including the right of the Selling
                                 Stockholders, other than the EBRD, to nominate directors and the acquisition, disposition and voting of shares of common stock beneficially owned by the Selling Stockholders that are party to that agreement.

Standstill Agreement..........   We are party to a standstill agreement with the
                                 Selling Stockholders, other than the EBRD, and certain other of our major stockholders.
                                 Generally, the Standstill Agreement provides that three of our major stockholders, Alfa
                                 Telecom Limited, Telenor and Rostelecom may not acquire over 49.99%, 40.00% and 35.00%, respectively, of our outstanding shares of common stock on a fully-diluted basis. Similar
                                 "standstill" provisions are applicable to
                                 Capital and Barings whereby neither of these entities' shareholdings may ex-ceed 20% of our outstanding shares of common stock. The standstill agreement grants the stockholders party to that agreement pre-emptive rights if we issue any equity, with limited exceptions. The standstill agreement expires on June 1, 2005 or earlier if certain events occur.

Risk Factors..................   Prospective purchasers of shares of common
                                 stock should consider carefully the matters set forth under the caption "Risk Factors" on page
                                 12 of this prospectus and "Factors that may adversely affect future results" in our 2003
                                 Annual Report on Form 10-K, which is
                                 incorporated herein by reference.

Trading.......................   Our common stock is traded on the Nasdaq
                                 National Market under the symbol "GLDN".

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data at December 31, 1999, 2000, 2001, 2002 and 2003, and for all of the years presented are derived from consolidated financial statements of Golden Telecom, Inc. which have been audited by Ernst & Young (CIS) Limited, independent auditors. The selected historical financial results for the three month periods ended March 31, 2003 and 2004 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Golden Telecom, Inc. considers necessary for a fair presentation of the financial position and results of operations for these periods.

     Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 12, 2004, which is incorporated herein by reference.

                                                                                                    FOR THE THREE MONTHS
                                                     FOR THE YEARS ENDED DECEMBER 31,                 ENDED MARCH 31,
                                         --------------------------------------------------------   --------------------
                                           1999       2000        2001        2002        2003        2003       2004
                                         --------   ---------   ---------   ---------   ---------   --------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................  $ 97,931   $ 113,089   $ 140,038   $ 198,727   $ 360,534   $78,376    $ 133,174
Cost of revenues (excluding
  depreciation and amortization).......    40,516      50,954      63,685      91,189     181,085    37,299       68,279
Gross margin...........................    57,415      62,135      76,353     107,538     179,449    41,077       64,895
Selling, general and administrative
  (excluding depreciation and
  amortization)........................    41,011      45,420      48,935      46,147      64,384    13,438       26,393
Depreciation and amortization..........    28,143      31,851      41,398      29,961      45,334    10,405       17,368
Abandonment and restructuring charge...    19,813          --          --          --          --        --           --
Impairment charge......................        --          --      31,291          --          --        --           --
Income (loss) from operations..........   (31,552)    (15,136)    (45,271)     31,430      69,731    17,234       21,134
Equity in earnings (losses) of
  ventures.............................    (6,677)       (285)      8,155       4,375       4,687       119           --
Interest income (expense), net.........     2,814       7,126         777        (667)       (872)     (398)          74
Foreign currency gain (loss)...........    (2,739)       (390)       (647)     (1,174)       (232)      190          827
Minority interest......................    (1,477)       (431)       (117)       (527)       (480)      (92)        (315)
Other non-operating expense............        --        (148)         --          --          --        --           --
Provision for income taxes.............     6,823         990       1,902       4,627      17,399     4,233        7,069
Net income (loss) before cumulative
  effect of change in accounting
  principle............................   (46,454)    (10,254)    (39,005)     28,810      55,435    12,820       14,651
Cumulative effect of change in
  accounting principle.................        --          --          --         974          --        --           --
Net income (loss)......................   (46,454)    (10,254)    (39,005)     29,784      55,435    12,820       14,651
Net income (loss) per share before
  Cumulative effect of change in
  accounting principle -- basic(1).....     (3.38)      (0.43)      (1.65)       1.20        1.95      0.47         0.41
Cumulative effect of change in
  accounting principle.................        --          --          --        0.04          --        --           --
Net income (loss) per
  share -- basic(1)....................     (3.38)      (0.43)      (1.65)       1.24        1.95      0.47         0.41
Weighted average shares -- basic(1)....    13,736      24,096      23,605      24,102      28,468    27,060       36,045
Net income (loss) per share before
  cumulative effect of change in
  accounting principle -- diluted(1)...     (3.38)      (0.43)      (1.65)       1.17        1.90      0.47         0.40
Cumulative effect of change in
  accounting principle.................        --          --          --        0.04          --        --           --
Net income (loss) per
  share -- diluted(1)..................     (3.38)      (0.43)      (1.65)       1.21        1.90      0.47         0.40
Weighted average
  shares -- diluted(1).................    13,736      24,096      23,605      24,517      29,107    27,380       36,507

                                                             AT DECEMBER 31,                          AT MARCH 31,
                                           ----------------------------------------------------   --------------------
                                             1999       2000       2001       2002       2003       2003       2004
                                           --------   --------   --------   --------   --------   --------   ---------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................  $162,722   $ 57,889   $ 37,404   $ 59,625   $ 65,180   $ 69,294   $ 58,659
Investments available for sale...........        --     54,344      8,976         --         --         --         --
Property and equipment, net..............    62,176     82,377     98,590    166,121    283,110    167,834    302,671
Investments in and advances to
  ventures...............................    45,196     49,629     45,981        721        351        596        168
Goodwill and intangible assets, net......    53,467     70,045     57,146    127,669    248,843     55,590    249,301
Total assets.............................   366,624    348,456    300,384    435,810    729,226    144,236    764,754
Total debt, including current portion....    28,029     18,997     22,220     40,495      7,980     32,951      6,859
Minority interest........................     2,816      3,337      5,967      2,187      2,722      2,279      6,114
Shareholders' equity.....................   288,552    283,193    220,844    307,458    580,231    321,897    590,964

---------------

(1) Per share amounts in this table were calculated based upon the assumption that the 10,600,000 common shares issued in connection with the formation of the Company are outstanding for all periods prior to September 30, 1999.

     Refer to Note 5 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 for descriptions of recent acquisitions that impact the comparability of financial information. Other business combinations not disclosed in the footnotes were as follows:

     In August 1999, we increased our beneficial ownership in TCM from 95% to 100%. We recorded goodwill in the amount of $3.2 million.

     An affiliate of ING Barings which indirectly owned 12.25% of Golden Telecom (Ukraine), contributed its indirect interest in Golden Telecom (Ukraine) to our wholly owned subsidiary, upon the consummation of the Initial Public Offering ("IPO") on September 30, 1999 in exchange for 420,000 newly issued shares of our common stock. In accordance with the subscription agreement which was filed with the SEC at the time of the IPO, an additional 30,000 shares of our common stock were issued in full and final settlement to the affiliate of ING Barings. Our beneficial interest in Golden Telecom (Ukraine) increased from 56.75% to 69% as the result of this transaction.

     In June 1999, we acquired the assets of Glasnet, a Moscow based Internet Services Provider ("ISP"). In July 1999, we acquired a 75% interest in SA Telcom LLP, a telecommunications and data services provider in Kazakhstan. In December 1999, we acquired the assets of Nevalink, an ISP, and full-equity ownership of NevaTelecom. Both Nevalink and NevaTelecom provide telecom and Internet services to the St. Petersburg market. These acquisitions were purchased for approximately $2.5 million in cash.

     In February 2000, our subsidiary, Golden Telecom (Ukraine), acquired 99% of Sovam Teleport Ukraine, including a 51% interest previously held by third parties. Sovam Teleport Ukraine is a provider of data and Internet services to Ukraine-based business. In March 2000, we acquired the assets of Referat.ru and Absolute Games, two leading vertical Internet portals in the education and computer gaming categories of the Russian Internet. In April 2000, we acquired the assets of Fintek, a prominent Moscow-based Web design studio and 51% of Commercial Information Networks, the largest Internet service provider in Nizhny Novgorod. In September 2000, SFMT-Rusnet, Inc., our wholly-owned subsidiary, acquired 25% of SA Telcom LLP, a telecommunications and data services provider in Kazakhstan, bringing our ownership interest in this company up to 100%. The total combined purchase price was less than $3.0 million in cash.

     In October 2000, we acquired the assets of IT INFOART STARS, a leading horizontal Russian and English language Internet portal, for approximately $8.3 million in cash. In December 2000, we acquired Agama Limited ("Agama") that owns the Agama family of web properties for approximately $13.1 million in cash and the issuance of 399,872 shares of our common stock valued at $3.8 million.

     In December 2000, we acquired an approximately 24% ownership interest in MCT Corp. in exchange for our 100% ownership of Vostok Mobile B.V., a Netherlands registered private limited holding company that owned our Russian mobile operations.

     Refer to Note 4 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 for a description of the change in method of accounting for goodwill in 2002.

                                  RISK FACTORS

     You should carefully consider the following risk factors and the additional risk factors set forth in our 2003 Annual Report on Form 10-K and other periodic filings with the SEC relating to us, as well as other information contained in this prospectus and in documents we incorporate by reference before deciding to invest in shares of our common stock. Our business, financial condition or results of operations have been, and could be, materially adversely affected by the risks faced by us described below and elsewhere in this prospectus and the documents we incorporate by reference. If any of such risks actually occur the trading price of our common stock could decline, and you could lose all or part of your investment.

     This prospectus and the documents that we incorporate by reference also contain forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents we incorporate by reference.

FACTORS THAT MAY ADVERSELY AFFECT FUTURE RESULTS

  OUR SHARE PRICE HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE

     The price of our shares has been subject to significant volatility since our initial public offering in 1999. In addition, a number of particular factors may adversely affect the market price of our shares or cause the market price to fluctuate and decline materially. These factors, which are described in greater detail in our 2003 Annual Report on Form 10-K, include:

     - issues concerning the perceived risks of investing in Russia and the CIS, including significant ownership of our shares by a company that is part of a large Russia-based financial and industrial concern;

     - the limited number of our shares available for trading in public markets;

     - the potential sale of large blocks of our shares by our management or large stockholders;

     - mergers and strategic alliances in the telecommunications industry; and

     - inconsistent or restrictive government regulation in the Russian and Ukrainian telecommunications industries.

     In recent years, the market for stock in technology, telecommunications and computer companies has been highly volatile. This is particularly true for companies with a relatively small capitalization, such as ours.

  LARGE BLOCKS OF OUR SHARES WILL BE AVAILABLE FOR RESALE FOLLOWING THIS OFFERING WHICH COULD HAVE A NEGATIVE IMPACT ON OUR SHARE PRICE

     The volume of our shares that trades daily on the Nasdaq National Market has traditionally been low. This relatively low liquidity has meant that relatively small trades of our shares have, at times, had significant effects on our share price. After this offering, there will be large blocks of shares available for resale. Sales of these shares, as well as the market's anticipation of such a sale, could have a negative impact on our share price.

                           FORWARD LOOKING STATEMENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Some of the statements contained in this prospectus and other parts of this document, including, without limitation, our intention to offer all of our services under the Golden Telecom brand and our expectation that we will continue to pay dividends are forward-looking and concern our projected operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. It is important to note that such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Among the key factors that have a direct bearing on our results of operations, economic performance and financial condition are the commercial and execution risks associated with implementing our business plan, the political, economic and legal environment in the markets in which we operate, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and downward price pressures on some of the services that we offer. These and other factors are discussed in this prospectus. Additional information concerning factors that could cause results to differ materially from those in the forward looking statements are contained in our filings with the SEC and especially in the Risk Factors sections therein, including, but not limited to, the Company's annual report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference.

     In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus and investors therefore should not place undue reliance on any such forward-looking statements.

     Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

                                DIVIDEND POLICY

     In February 2004, our Board of Directors declared a cash dividend of $0.20 per common share to stockholders of record as of March 18, 2004. We paid the total amount payable of approximately $7.2 million to stockholders on March 29, 2004. We believe that we have reached a level of operating profitability that allows for capital expenditures on expansion and maintenance to be financed entirely from operational cash flows, and therefore we expect that a dividend will be declared by the Board of Directors in the future.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders in this offering. All proceeds from the sale of the common stock sold in the offering will be for the account of the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding ownership of our shares of common stock and rights to acquire our shares of common stock by each of the Selling Stockholders under this prospectus. For the purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which that person or group of persons has the right to acquire within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

     The percentage of ownership for each beneficial owner is based upon 36,276,579 shares of common stock issued and outstanding as of May 3, 2004. The column showing ownership after completion of the offering assumes that the Selling Stockholders will sell all of the securities offered pursuant to this prospectus. The Selling Stockholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date on which the information in the table is presented. Information about the Selling Stockholders may change over time. Any change in this information will be set forth in prospectus supplements, if required.

     The Selling Stockholders will receive all of the net proceeds from the sales of the shares of common stock and will pay all underwriting discounts and selling commissions together with certain fees and expenses of the underwriter's counsel.

     Each of the Selling Stockholders, other than EBRD, has nominees appointed to our board of directors.

                                              SHARE OF COMMON        SHARES OF         SHARE OF COMMON
                                            STOCK BENEFICIALLY      COMMON STOCK     STOCK BENEFICIALLY
                                            OWNED PRIOR TO THE    BEING OFFERED IN     OWNED AFTER THE
                                                 OFFERING           THE OFFERING          OFFERING
                                            -------------------   ----------------   -------------------
                                            NUMBER OF                NUMBER OF       NUMBER OF
NAME OF BENEFICIAL OWNER                     SHARES     PERCENT        SHARES         SHARES     PERCENT
------------------------                    ---------   -------   ----------------   ---------   -------
European Bank for Reconstruction and
  Development.............................  3,003,564     8.28       1,501,782       1,501,782     4.14
  One Exchange Square
  London EC2A 2JN
Capital International Global Emerging
  Markets Private Equity Fund L.P. .......  2,126,405     5.86       1,083,203       1,043,202     2.88
  c/o Capital International Inc.
  11100 Santa Monica Boulevard
  Los Angeles, CA 90025
Cavendish Nominees Limited................  1,803,212     4.97         901,606         901,606     2.49
  c/o International Private Equity
     Services
  13-15 Victoria Road
  P.O. Box 431
  St. Peter Port
  Guernsey, Channel Islands, GY13ZD
First NIS Regional Fund SICAV.............    706,463     1.95         353,232         353,231     0.97
  c/o Bank of Bermuda (Luxembourg) S.A.
  13, rue Goethe
  B.P. 413
  L-2014 Luxembourg
                                            ---------    -----       ---------       ---------    -----
                                            7,639,644    21.06       3,839,823       3,799,821    10.48

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

     The following summary of the rights, privileges, restrictions and conditions of each of the classes of shares we have issued does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, our Certificate of Incorporation and By-laws, and to the applicable provisions of the General Corporation Law of the State of Delaware.

OUR COMMON STOCK

     As of May 3, 2004, we have issued and outstanding 36,276,579 shares of common stock, par value $0.01 per share. Stockholders are entitled to one vote for each share held of record on all matters upon which shareholders have the right to vote. There are no cumulative voting rights. All shares of common stock offered by the Selling Stockholders are validly issued, fully paid and non-assessable. Stockholders are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. Upon dissolution, stockholders are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

     As of May 3, 2004, we have 571,275 options outstanding that were granted under our stock option plan and 832,309 options remain available for grant under that plan.

OUR PREFERRED STOCK

     Our board of directors has the power to issue 10,000,000 shares of $0.01 par value preferred stock. There are no issued and outstanding shares of preferred stock, and no preferred stock is being offered pursuant to this prospectus.

     Our board of directors may authorize the issuance of one or more series of preferred stock having rights, including voting, conversion and redemption rights, and preferences, including dividend and liquidation preferences, that our board of directors may determine, without further action by our stockholders.

     The issuance of preferred stock by our board of directors could adversely affect the rights of the holders of common stock. For example, our Board of Directors could cause to be issued a series of preferred stock would have preferences over the common stock with respect to dividends and liquidation and that could, upon conversion or otherwise, have all the rights appurtenant to the common stock.

                              PLAN OF DISTRIBUTION

     Pursuant to an agreement dated           , 2004 among us, the Selling
Stockholders and UBS Limited, the Selling Stockholders have agreed to sell and UBS Limited has agreed, subject to certain conditions, to purchase from the
Selling Stockholders on           , 2004 or such other date as may be agreed to
by the Selling Stockholders and UBS Limited, but in any event not later than
          , 2004, the shares of common stock at a price of $     per share,
payable in cash to the Selling Stockholders against delivery by the Selling Stockholders of such shares of common stock.

     All of the shares of common stock in the offering will be underwritten by UBS Limited. The obligations of the underwriter under the underwriting agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. In consideration of its services in connection with the offering, the Selling Stockholders have agreed to pay UBS Limited aggregate
discounts and commissions of   % of the gross proceeds of the offering. The
following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by the Selling Stockholders:

PAID BY THE SELLING STOCKHOLDERS                              AMOUNT
--------------------------------                              ------
Per share of common stock...................................   $
Total, at price per share of common stock...................   $

     The Selling Stockholders have agreed to reimburse the underwriter an aggregate of up to $300,000 for legal fees incurred in connection with the distribution of the securities being registered, and we will reimburse the underwriter up to $50,000 for certain other expenses. We are responsible for the other costs of the offering.

ITEM                                                           AMOUNT
----                                                          --------
SEC Registration Fee........................................  $ 16,084
Accounting Fees and Expenses................................  $125,000
Legal Fees and Expenses.....................................  $200,000
Printing Expenses...........................................  $ 35,000
Miscellaneous...............................................  $ 40,000
                                                              --------
TOTAL.......................................................  $416,084
                                                              ========

     The public offering price for shares of our common stock is $ per share of common stock. UBS Limited proposes to offer the shares of common stock initially at the offering price on the cover page of this prospectus. The shares of common stock to be sold in the offering will be offered in the United States by UBS Limited through its US broker-dealer affiliates or agents. Subject to applicable law, UBS Limited may also offer the shares of common stock outside of the United States.

     Neither we, the Selling Stockholders, nor any of our officers or directors are subject to any restrictions under the underwriting agreement on further sales or other dispositions of any of the shares of common stock they hold after the offering.

     Our shares of common stock are quoted on the Nasdaq National Market under the symbol "GLDN."

     We and the Selling Stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect thereof.

     Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Pursuant to SEC regulations, the underwriter may not, throughout the period of distribution under this prospectus, bid for or purchase shares of our common stock. The foregoing restriction is subject to certain exceptions, provided such bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the SEC rules relating to market stabilization and passive market making activities and a bid or purchase made to and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first of these exceptions, in connection with this offering, the underwriter may effect transactions which stabilize or maintain the market price of the shares of common stock at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

     Subject to the foregoing, in order to facilitate this offering, the underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of securities than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of such securities while this offering is in progress. The underwriter also may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the Nasdaq or otherwise.

     The underwriter

     - has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995;

     - has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares of common stock in, from or otherwise involving the United Kingdom; and

     - has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of any of our shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us.

     The underwriter may not offer or sell or otherwise transfer any shares of common stock as part of its initial distribution to or for the benefit of any person, including legal entities, that are resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation except in compliance with Russian law.

     The shares of common stock may only be offered or sold in the Netherlands, as part of their initial distribution or as part of any re-offering, and this prospectus may only be distributed and circulated, in the Netherlands, to individuals or legal entities who or which trade in securities in the conduct of a business or profession, which includes banks, securities firms, insurance companies, pension funds, investment institutions, central governments, large international and supranational institutions and other parties, including treasury departments of commercial enterprises, which are regularly active in the financial markets in a professional manner.

                                 LEGAL MATTERS

     Certain legal matters relating to this offering have been passed upon on our behalf by Chadbourne & Parke, Chadbourne & Parke LLP and Jeffrey A. Riddell, General Counsel of the Company, and on behalf of UBS Limited by Skadden, Arps, Slate, Meagher & Flom (UK) LLP. As of the date hereof, the attorney's working on this offering, as a group, of each of the foregoing firms, owned, beneficially or as of record, less than $50,000 of our outstanding shares of common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Golden Telecom, Inc. appearing in Golden Telecom, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of EDN Sovintel LLC appearing in Golden Telecom, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of OAO Comincom and OAO Combellga appearing in the Proxy Statement for Special Meeting of Shareholders of Golden Telecom, Inc. dated October 31, 2003, which has been filed with the SEC have been audited by ZAO PricewaterhouseCoopers Audit, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.